*KH 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Capital Markets GKST Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 South LaSalle Street, 37th Floor West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randloph Street, Suite 5500	Chicago	IL	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/11

OATH OR AFFIRMATION

I, Mary Lee Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Capital Markets GKST Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Sheri L. Tomasello
Notary Public, State of Illinois
My Commission Expires March 14, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO CAPITAL MARKETS GKST INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

BMO CAPITAL MARKETS GKST INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets GKST Inc.:

We have audited the accompanying statement of financial condition of BMO Capital Markets GKST Inc. (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Capital Markets GKST Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 26, 2015

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2014

(In thousands, except share data)

Assets		
Cash	$	1,529
Cash segregated under federal and other regulations		250
Securities purchased under agreement to resell, at fair value		49,793
Receivable from brokers, dealers and clearing organization		20,657
Receivable from customers		1,867
Securities owned, at fair value		139,395
Accrued interest receivable		709
Receivable from affiliates		3,068
Net deferred tax assets		15,614
Goodwill		2,100
Office furnishings and equipment, at cost, less accumulated depreciation of $250		199
Accrued taxes receivable		873
Cash surrender value of Company owned life insurance policies		7,681
Other assets		3,306
Total assets	$	247,041
Liabilities and Stockholder's Equity		
Liabilities:		
Short term bank loan payable	$	117,000
Securities sold, not yet purchased, at fair value		47,550
Payable to brokers, dealers and clearing organization		529
Payable to customers		111
Accrued interest payable		78
Payable to affiliates		1,543
Accrued compensation		12,875
Accounts payable and other liabilities		979
Total liabilities		180,665
Commitments, contingencies and guarantees:		
Subordinated borrowings		50,000
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 144 shares		1
Accumulated other comprehensive loss		(684)
Additional paid-in capital		21,380
Accumulated deficit		(4,321)
Total stockholder's equity		16,376
Total liabilities and stockholder's equity	$	247,041

The accompanying notes are an integral part of this statement of financial condition.

(1) Description of Company

BMO Capital Markets GKST Inc. (the Company) is a wholly owned subsidiary of BMO Financial Corp. (BFC or the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company is a Chicago-based, full-service, fixed-income broker–dealer specializing in debt securities, investment strategies, and related services specifically selected and designed to meet the needs of financial institutions, other portfolio managers, and individual investors. The Company is a registered broker–dealer under the Securities Exchange Act of 1934 (SEA) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is actively involved in both the primary and secondary debt securities markets. With offices in Chicago, Palatine, IL, Barrington, IL, New York City, San Francisco, Milwaukee, and Fort Lauderdale, the Company serves clients throughout the country.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP)

(b) Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Cash

Cash includes funds held in the Company's bank accounts for firm operating activities as well as in a "special reserve bank account for the exclusive benefit of customers" in accordance with Rule 15c3-3 of the SEA.

(d) Securities Owned

State, municipal, U.S. government and government-sponsored entity, mortgage-backed, and corporate debt obligations are purchased for trading activities and are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality, maturity, and interest rate.

(e) Collateralized Agreements

Transactions involving securities purchased under agreement to resell (reverse repurchase agreements or reverse repos) or securities sold under agreement to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a

fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at contract value. Interest on such contracts is accrued and is included in the statement of financial condition in receivables from and payable to brokers, dealers, and clearing organizations. As of December 31, 2014, the fair market value of assets received as collateral on agreements to resell is $49,710.

(f) ***Securities Transactions***

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Amounts receivable and payable to brokers, dealers, and clearing organization consist of securities failed to deliver, securities failed to receive, and amounts receivable or payable from trades pending settlement. Customer receivables and payables consist primarily of securities transactions that did not settle on the original settlement date.

(g) ***Accounting for Income Taxes***

The Company's Federal taxable income is included in a Federal consolidated tax return with BFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company pays, to BFC, the Company's separately computed tax liability, if any, and under which BFC pays, to the Company, the Company's separately computed tax benefit, if any, arising from the utilization of the Company's separately computed taxable loss by the consolidated group. Income taxes currently payable (receivable) are paid to or (received from) from BFC.

In accordance with U.S. GAAP, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the "more-likely than-not" threshold are not recognized in the year of determination.

(h) ***Stock-Based Compensation***

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's common stock price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted.

(i) ***Goodwill and Intangible Assets***

Goodwill is not amortized but is evaluated annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Company concluded there is no impairment with respect to goodwill in 2014, as of December 31, 2014. At December 31, 2014, the goodwill balance was $2,100. Intangible assets consist of the purchase of the former M&I municipal bond

(In thousands)

trading desk from an affiliate in the amount of $2,806. The intangible asset is being amortized on a 5-year double declining amortization method and the carrying value was $842 at December 31, 2014.

(j) Other Assets

Other assets include cash surrender value of life insurance policies on key officers, good faith deposits on underwriting bids, and prepaid assets. The Company has purchased life insurance coverage for certain officers. The one-time premiums paid for the policies, which coincide with the initial cash surrender value, are recorded as assets on the statement of financial condition.

(k) Recent Accounting Pronouncements

The FASB issued ASU 2014-11, "*Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*," in June 2014. This ASU changes the accounting for repurchase-to-maturity transactions, which are currently generally accounted for as sales with forward purchase agreements, to secured borrowing accounting. Additionally, this ASU requires that the initial transfer of a financial asset in a repurchase financing be accounted for separately from the contemporaneous repurchase agreement, resulting in secured borrowing accounting for the repurchase agreement. Finally, ASU 2014-11 requires new disclosures related to repurchase agreements, securities lending arrangements, and other transfers of financials assets. The accounting changes in this ASU are effective for the Company as of January 1, 2015. The Company is evaluating the impact of this ASU on its financial position and results of operations.

(3) Fair Value Measurements

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are reviewed for consistency with U.S. GAAP.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset of liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Fair Value Measurements on a Recurring Basis

December 31, 2014

(In thousands)

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
U.S. governments and agency	$ —	28,941	—	28,941
Municipal	—	83,055	—	83,055
Corporate and other debt	—	27,399	—	27,399
Totals	$ —	139,395	—	139,395
Liabilities:				
Securities sold, not yet purchased:				
U.S. governments and agency	$ 47,550	—	—	47,550
Totals	$ 47,550	—	—	47,550

There were no transfers between levels during 2014.

(4) Cash Segregated under Federal Regulations

Cash of $250 has been segregated in a special reserve account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3.

(5) Benefit Plans

The Company is a participating entity in noncontributory defined-benefit pension plans sponsored by BMO Harris Bank NA (BHB), a wholly owned subsidiary of BFC. Most of the employees participating in retirement plans are included in one primary plan (Plan). Certain employees participating in the Plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

(In thousands)

The Company recognizes the funded status of its pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status, with a corresponding offset, net of taxes recorded in accumulated other comprehensive loss within stockholders' equity. The funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

The Company is a participating entity in a noncontributory defined–benefit pension plan sponsored by BMO Harris Bank N.A., a wholly owned subsidiary of BFC. The plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act of 1974 (ERISA).

The Company is a participating entity in a 401(k) defined–contribution plan sponsored by BHB that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions.

The Company is a participating entity in the postretirement medical plan sponsored by BMO Harris Bank N.A., which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2014, there is no longer an unrecognized transition obligation for all entities participating in the plan. The total postretirement payable of the Company was $62 as of December 31, 2014 and is included in accounts payable and other liabilities in the statement of financial condition.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The Company clears its transactions through The Bank of New York and the Depository Trust Company. The resulting receivables from and payables to relate to transactions conducted through the clearing brokers.

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2014 consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	167	529
Receivables from/payable to brokers, dealers, and clearing organizations		20,490	—
	$	20,657	529

(In thousands)

(7) Short Term Bank Loan Payable

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company has a $300,000 credit facility with BMO at December 31, 2014. As of December 31, 2014, $117,000 was drawn at an interest rate of 0.42125%.

(8) Subordinated Borrowings

Liabilities subordinated to claims of general creditors, payable to BFC, consist of the following as of December 31, 2014:

Due March 14, 2015, 90-day LIBOR + 0.75%	$	20,000
Due June 30, 2015, 90-day LIBOR + 0.49%		10,000
Due August 30, 2016, 90-day LIBOR + 0.80%		20,000
	$	50,000

The 90-day London Interbank Offered Rate (LIBOR) as of December 31, 2014 was 0.2551%. These borrowings are covered by agreements approved by FINRA and therefore are available in computing net capital under SEC Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(9) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2014 are presented below:

Deferred tax assets		
Amortizable intangibles	$	3,005
Deferred compensation		1,616
Employee benefit plans		2,613
Federal tax loss carryforward		7,592
State tax loss carryforward		2,687
Other		1,006
Deferred tax assets		18,519
Valuation allowance		(3,280)
Deferred tax assets, net		15,239
Tax effect of fair value adjustment for munimum pension liability recorded to stockholder's equity		375
Net deferred tax assets	$	15,614

(Continued)

(In thousands)

A valuation allowance of $3,280 exists at December 31, 2014 to offset deferred tax assets related to all of the Company's state tax loss carryforwards and some of the Company's state deferred tax assets. The valuation allowance increased by $280 in 2014 due to an increase in the state net operating losses of separately filed returns and valuation allowances established on certain deferred tax assets. Based upon the consolidated group's available tax planning strategies and expectations as to future taxable income, management believes that the realization of the deferred tax asset, with the exception of certain state deferred tax assets and state loss carryforwards, is more likely than not at December 31, 2014.

Federal tax loss carryforwards at December 31, 2014 of approximately $21,691 will expire in varying amounts in the years 2030 through 2034.

State tax loss carryforwards at December 31, 2014 of approximately $200,984 will expire in varying amounts in the years 2025 through 2034.

At December 31, 2014, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company.

The Company joins in filing a consolidated Federal income tax return with its parent, BFC. At December 31, 2014, the Company has an outstanding receivable from BFC of $1,303 related to income taxes recorded in the statement of financial condition. The Internal Revenue Service (IRS) has initiated an examination of the 2009-2010 consolidated Federal income tax return. There are no outstanding Federal examinations or statute extensions currently in force for years prior to 2009. As of December 31, 2014, no significant adjustments have been proposed for the Company's federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

(10) Commitments and Contingent Liabilities

In the normal course of business, the Company enters into when-issued, delayed-delivery, and underwriting commitments. At December 31, 2014, when-issued commitments represent a net short position with a par value of $8,320, market value of $8,707, and no underwriting commitments. In management's opinion, these transactions will settle without material effect on the financial position of the Company.

Approximate annual minimum rentals at December 31, 2014, under lease agreements for office space, some of which provide for escalation charges based on increases in property taxes and other operating costs, were as follows, assuming the same charges for property taxes and other operating costs as of the Company's most recent fiscal year:

Years ending December 31:		
2015	$	1,324
2016		1,324
	$	2,648

(In thousands)

The Company is party to legal proceedings, including regulatory investigations, in the ordinary course of their businesses. Reserves are established for legal claims when management determines that it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. No material reserves have been recorded related to legal proceedings or regulatory investigations as of December 31, 2014. While there is inherent difficulty in predicting the outcome of these proceedings, management believes that current legal reserves are adequate and does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the Corporation's consolidated financial position or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters may differ from management's current assessments.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or upon the occurrence of events, such as an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2014 related to these indemnifications.

(11) Net Capital

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (15c3-1 or Net Capital). The Company elects to compute its Net Capital requirement under the alternative Net Capital method, which provides that the Company's minimum Net Capital must be equal to the greater of $250 or 2% of aggregate debit items, as defined. At December 31, 2014, the Company had Net Capital of $29,271, which was 1588% of aggregate debit items and $29,021 in excess of required Net Capital.

(12) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded futures, and mortgage backed TBAs. These derivative financial instruments are used to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the unrealized notional amounts of derivatives held for trading purposes, the fair values of which are recorded on the statement of comprehensive loss under trading gains for the year ended December 31, 2014:

	Fair value		Notional	
	Assets	**Liabilities**	**Purchases**	**Sales**
Interest rate futures contracts	—	30	—	12,500
Mortgage backed TBAs	—	8,707	—	8,320

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions that, in accordance with industry practice, were not recorded on the statement of financial condition. These commitments are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) Concentrations of Credit Risk

A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, investment advisors, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(Continued)

(In thousands)

(b) ***Market Risk***

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the statement of financial condition.

(13) Transactions with Affiliates

The Company has reverse repurchase agreements with an affiliate of $49,793 at December 31, 2014.

The Company has a short-term borrowing with BMO of $117,000 at December 31, 2014.

The Company has a clearing agreement for certain transactions in place with an affiliate. This generated a receivable of $742 that is included as receivable from brokers, dealers and clearing organization at December 31, 2014.

The Company has entered into servicing agreements with affiliates for the sharing of certain personnel, support services, and other costs. The Company has entered into technical service agreements with BMO providing for the sharing of certain personnel, support services, and other costs.

The Company maintained a balance of approximately $1,529 of cash at BMO Harris Bank NA as of December 31, 2014.

(14) Subsequent Events

Management has evaluated all subsequent events for the Company after the statement of financial condition date through February 26, 2015, the date the statement of financial was available to be issued, and has concluded there are no recognized or non-recognized events that require financial statement disclosure.